Interim Phase 2 Data from COVID-19 Development Program in Collaboration with GSK

January 5, 2024

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COVID-19 Vaccine Development Program: Summary Phase 2 Setup

Phase 2 Study Details

- **CV0701**
  - Bivalent candidate
  - Encoding the spike protein of BA.4-5 and the original SARS-CoV-2 virus
- **CV0601**
  - Monovalent candidate
  - Encoding the spike protein of BA.4-5
- Licensed bivalent mRNA **comparator vaccine**
- Study **fully enrolled**
- Study conducted in **Australia**

Phase 2 Study Design

427 healthy adult participants aged 18 and older equally randomized between groups

CV0701	high dose	✓
CV0701	medium dose	✓
CV0701	low dose	✓
Licensed bivalent mRNA comparator		✓
CV0601	medium dose	✓

CV0601: Monovalent Candidate Encoding Omicron BA.4-5

CV0601: Reactogenicity profile


Solicited Adverse Events
100%
80%
60%
40%
20%
0%
N=85
N=85
49%
17%
1%
57%
22%
CV0601 medium dose
Licensed comparator2)
Grade 1
Grade 2
Grade 3

CV0601: Adjusted[1] geometric mean ratios of neutralizing antibodies titers

Day 29 post- to pre-boost titers


BA.4-5
Adj. GMR
8
4
2
1
5.0
3.6
N=85
N=83
CV0601 medium dose
Licensed comparator2)


Original SARS-CoV-2
Adj. GMR
8
4
2
1
3.1
2.8
N=85
N=84
CV0601 medium dose
Licensed comparator2)

CV0601 exhibits favorable tolerability profile and induces robust antibody boosts

GMR: Geometric mean ratio from day 1

1) GMR and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection
2) Licensed bivalent, mRNA-based comparator vaccine

CV0601: Monovalent Candidate Encoding Omicron BA.4-5

CV0601: Adjusted[1)] geometric mean titers of neutralizing antibodies

Day 29 post vaccination


BA.4-5
Adj. GMT2)
10.000
1.000
100
10
1
2,452
1,776
1.4x
N=85
N=83
CV0601 medium dose
Licensed comparator3)


Original SARS-CoV-2
Adj. GMT2)
10.000
1.000
100
10
1
5,538
4,959
1.1x
N=85
N=84
CV0601 medium dose
Licensed comparator3)

CV0601 elicits robust antibody responses against BA.4-5 as well as the original virus

GMT: Geometric mean titer

1) GMT and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection
2) All GMT measured via pseudo-typed neutralization assay
3) Licensed bivalent, mRNA-based comparator vaccine

CV0701: Bivalent Candidate Encoding Omicron BA.4-5 & Original SARS-CoV-2

CV0701: Reactogenicity profile



Solicited Adverse Events
100%
80%
60%
40%
20%
0%
N=87
N=84
N=84
N=85
43%
57%
54%
57%
20%
14%
25%
22%
1%
2%
CV0701 low dose
CV0701 medium dose
CV0701 high dose
Licensed comparator2)
Grade 1
Grade 2
Grade 3

CV0701: Adjusted[1] geometric mean ratios of neutralizing antibodies titers

Day 29 post- to pre-boost titers



BA.4-5
Adj. GMR
8
4
2
1
2.7
3.7
4.6
3.6
N=84
N=82
N=84
N=83
CV0701 low dose
CV0701 medium dose
CV0701 high dose
Licensed comparator2)



Original SARS-CoV-2
Adj. GMR
8
4
2
1
2.1
2.7
3.1
2.8
N=84
N=82
N=83
N=84
CV0701 low dose
CV0701 medium dose
CV0701 high dose
Licensed comparator2)

CV0701 is generally well tolerated and shows meaningful immune responses at lower doses

GMR: Geometric mean ratio from day 1

1) GMR and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection
2) Licensed bivalent, mRNA-based comparator vaccine

CV0701: Bivalent Candidate Encoding Omicron BA.4-5 & Original SARS-CoV-2

CV0701: Adjusted[1)] geometric mean titers of neutralizing antibodies

Day 29 post vaccination

BA.4-5



Adj. GMT[2)]
10.000
1.000
100
10
1
1,316
1,849
2,287
1,776
1.3x
1.0x
0.7x
N=84
N=82
N=84
N=83
CV0701 low dose
CV0701 medium dose
CV0701 high dose
Licensed comparator[3)]

Original SARS-CoV-2



Adj. GMT[2)]
10.000
1.000
100
10
1
3,757
4,750
5,604
4,959
1.1x
1.0x
0.8x
N=84
N=82
N=83
N=84
CV0701 low dose
CV0701 medium dose
CV0701 high dose
Licensed comparator[3)]

CV0701 antibody titers match or numerically exceed comparator titers starting at medium dose level

GMT: Geometric mean titer

1) GMT and confidence intervals are adjusted for baseline titer, age at baseline (<65 or ≥65) and prior SARS-CoV-2 infection
2) All GMT measured via pseudo-typed neutralization assay
3) Licensed bivalent, mRNA-based comparator vaccine